

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2018

Daniel Sullivan
Chief Accounting Officier
InterCloud Systems, Inc.
1030 Broad Street
Suite 102
Shrewsbury, NJ 07702

> **Re: InterCloud Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed April 17, 2018 and December 7, 2018**
> **Filed No. 001-36100**

Dear Mr. Sullivan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Consumer Products